SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Press Release dated March 29, 2007 re: Disclosure of trading in own shares from March 20 to March 29, 2007 press release

Paris, March 29, 2007

Disclosure of trading in own shares from March 20 to March 29, 2007

France Telecom announces having carried out as of today the acquisition of 9,113,884 treasury shares in the framework of its share buyback programme 2006. A description of the programme was published on March 19, 2007.

At the present time, France Telecom does not intend to acquire any additional treasury shares.

Name of the issuer: France Telecom

References of the share buyback programme: Share buyback programme 2006, authorised by the ordinary and extraordinary general meeting of shareholders held on April 21, 2006. A description of the programme was published on March 19, 2007.

Type of securities: ordinary shares / Euronext Paris / Eurolist A / ISIN: 0000133308

Beginning date of the programme: the 5th resolution of the general meeting of shareholders held on 21 April, 2006, was activated by the Board of Directors held on April 26, 2006

Cash purchases and sales

				Purchase price (€)
Trading Session	Intermediary	Type of transaction	Number of shares	Weighed average price (gross)	Highest purchase price (gross)	Lowest purchase price (gross)	Amount (€)
3/20/2007	Exane BNP Paribas	Buy	1,000,000	19.616	19.75	19.46	19,616,000.00
3/21/2007	Exane BNP Paribas	Buy	1,485,830	19.727	19.86	19.61	29,310,968.41
3/22/2007	Exane BNP Paribas	Buy	1,176,230	19.95	20.02	19.87	23,465,788.50
3/23/2007	Exane BNP Paribas	Buy	1,564,152	19.925	20.05	19.81	31,165,728.60
3/26/2007	Exane BNP Paribas	Buy	1,402,672	19.857	20	19.68	27,852,857.90
3/27/2007	Exane BNP Paribas	Buy	685,000	19.568	19.92	19.21	13,404,080.00
3/28/2007	Exane BNP Paribas	Buy	1,000,000	19.558	19.68	19.44	19,558,000.00
3/29/2007	Exane BNP Paribas	Buy	800,000	19.629	19.71	19.5	15,703,200.00
Total		Buy	9,113,884				180,076,623.41

No share has been purchased or sold pursuant to a “Contrat de Liquidité”

Cumulative information – March 2007

Number of ordinary shares outstanding at the beginning of the programme :	2,606,673,130
Treasury shares held directly of indirectly at the beginning of the programme	0
Number of shares held at end of prior month :	0
Number of shares purchased during the month:	9,113,884
Number of shares sold during the month:	0
Number of shares transferred (1) during the month:	0
Number of shares cancelled during the month: :	0
Purchases from persons holding more than 10% of the share capital or from issuer’s directors during the month (article 241-5 of the “règlement général” of the AMF).	0
Number of shares purchased since the beginning of the programme:	9,113,884
Number of shares sold since the beginning of the programme:	0
Number of shares transferred (1) since the beginning of the programme:	0
Number of shares cancelled in the past 24 months :	0
Accounting value of the portfolio (2)	180,073,623.41€
Market value of the portfolio (2)	179,543,514.80€
(1)	Exercise of options granted to employees, debt securities giving access to the capital…
(2)	As of the date of this communication.

Press contact: + 33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

Sebastien.audra@orange-ftgroup.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 30, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information